Columbia Funds Series Trust I

Columbia Funds Variable Insurance Trust

225 Franklin Street

Boston, MA 02110

August 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust I (File No. 811-04367)

        Columbia Funds Variable Insurance Trust (File No. 811-05199)

        (the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	A copy of the Registrants’ amended joint bond for the period June 30, 2015 through June 30, 2016, attached as Exhibit 1;

2)	A copy of the resolutions of a majority of each Registrant’s Board of Trustees who are not “interested persons” of such Registrant approving the amount, type, form and coverage of the joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	A statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3; and

4)	A copy of the agreement dated as of June 30, 2015 entered into pursuant Rule 17g-1(f) attached as Exhibit 4.

Premiums have been paid for the period June 30, 2015 to June 30, 2016. Please contact me at (617) 385-9536 if you have any questions.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary